UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

On April 11, 2024 (the “Effective Date”), SMX (Security Matters) Public Limited Company (the “Company”) consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) and issued and sold to an institutional investor (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrants”), for gross proceeds to SMX of approximately US$2.0 million, before deducting fees and other offering expenses payable by the Company. Notwithstanding such consummation of the transactions, funding of the proceeds is expected to occur on or about April 15, 2024.

The Company intends to use the net proceeds from the sale of the Note to repay approximately $425,000 of certain amounts owed by the Company, and for working capital and general corporate purposes.

The Note is in the principal amount of $2,250,000 (the “Principal Amount”). The actual amount loaned by the Investor pursuant to the Note is approximately $2.0 million after a 10% original issue discount. The maturity date of the Note is the 12-month anniversary of the Effective Date, and is the date upon which the Principal Amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year from the Effective Date and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise.

The Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a fixed conversion price of $0.24 per share, subject to customary adjustments as provided in the Note including for fundamental transactions. In addition, in the event that the Company is no longer subject to certain limitations on entering into variable rate transactions, the Investor may instead convert the Note at a 15% discount to the lowest volume weighted average price during the 15 trading days prior to the conversion notice. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Note into Ordinary Shares; provided that in no case shall the Company so convert the Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the Investor of Ordinary Shares in excess of 4.99%. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note, the Company would be obligated to pay a “Conversion Default Payment” of $2,000 per day, pursuant to the terms of the Note.

Subject to exceptions described in the Purchase Agreement, the Company may not sell any equity or debt securities for a period of 90 business days after the Effective Date without the Investor’s consent.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle the Investor, among other things, to accelerate the due date of the unpaid principal amount of, and all accrued and unpaid interest on, the Note. Any principal amount or interest on the Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment (or upon the occurrence of certain Events of Default, 500% tacked back to the Effective Date), as well as all costs of collection.

The Purchase Agreement and the Note contains restrictions on the Company’s ability to enter into any transaction with a Variable Security (as defined in the Note) component, as well as other restrictions on and covenants by the Company, all as described in the Note and the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. It further grants to the Investor certain rights of participation and first refusal, and certain most-favored nation rights, all as set forth in the Purchase Agreement and the Note.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Warrant, for 11,825,508 Ordinary Shares, has an exercise price of $$0.157 per share, subject to customary adjustments and certain price-based anti-dilution protections (in the event that the Company is no longer subject to certain limitations on entering into variable rate transactions), and may be exercised at any time until the five and one-half year anniversary of the Warrant. The Warrant also may be exercised pursuant to a cashless or net exercise provision. The exercise of the Warrant is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. In the event of the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrants, the Company would be obligated to pay a “Buy-In” amount pursuant to the terms of the Warrant.

The Company further entered into a Registration Rights Agreement with the Investor, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the Note and the Warrant (the “Registration Rights Agreement”).

Also on the Effective Date, as a further inducement of the Company for the Investor to enter into the Transaction, the Company entered into a Warrant Amendment and Inducement Letter (the “Inducement Letter”) with the Investor, with respect to its outstanding “B” warrants of the Company (the “Existing Warrant”) to purchase 2,619,367 Ordinary Shares. The Existing Warrant was issued to the Investor as of September 6, 2023 and had a fixed exercise price of $1.6378 per share.

Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the Existing Warrant in full at a reduced exercise price of $0.0022 per share, or approximately $5,762.

The Company agreed to register for resale the shares underlying the Existing Warrant.

The Note and Warrant were issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares of the Company underlying such securities and the Existing Warrant, have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Note, the Warrant and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The Company paid to EF Hutton LLC as placement agent, approximately $20,000 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

The foregoing is a brief description of the Purchase Agreement, the Note, the Warrant, the Registration Rights Agreement and the Inducement Letter, and is qualified in its entirety by reference to the full text of such documents.

Exhibit Number	Description
4.1	Form of Ordinary Share Purchase Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Promissory Note
10.3	Form of Registration Rights Agreement
10.4	Form of Warrant Amendment and Inducement Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 12, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer